UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-2299
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Applied Industrial Technologies, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)
(a)	Financial Statements
Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits —
          December 31, 2007 and 2006
Statement of Changes in Net Assets Available for Benefits —
          Year Ended December 31, 2007
Notes to Financial Statements —
          Years Ended December 31, 2007 and 2006
Supplemental Schedules
(b)	Exhibit(s)
23	Consents of Independent Registered Public Accounting Firms
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

	By:	Applied Industrial Technologies, Inc., as Plan Administrator

	By:	/s/ Michael L. Coticchia

Signature

Michael L. Coticchia

Printed Name

Vice President-Chief Administrative
Officer and Government Business

Title

Date: June 27, 2008

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Financial Statements
For the Years Ended December 31, 2007 and 2006
Supplemental Schedules
As of December 31, 2007 and For the Year Ended December 31, 2007
Reports of Independent Registered Public Accounting Firms

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2007 and related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Cleveland, Ohio
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Applied Industrial Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 18, 2007

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$112,345,488	$115,541,701
Mutual funds	225,175,052	192,538,638
Common/collective trust funds	51,798,054	47,319,676
Loans to participants	9,111,633	8,958,556

Total investments	398,430,227	364,358,571

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	398,430,227	364,358,571

Adjustments from fair value to contract value for fully benefit- responsive investment contracts (Note 2)	(174,618)	—

NET ASSETS AVAILABLE FOR BENEFITS	$398,255,609	$364,358,571

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$11,439,935
Participants’ rollovers	370,308
Employer	11,193,923

Total contributions	23,004,166

Investment income:
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,248,669
Mutual funds	13,013,579
Participant loan interest	703,421
Common/collective trust funds	2,385,415

Total dividends, interest and other	18,351,084
Net appreciation in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	11,626,039
Mutual funds	8,632,069

Total net appreciation in fair value of investments	20,258,108

Total investment income	38,609,192

Total additions	61,613,358

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	27,585,391
Administrative expenses	130,929

Total deductions	27,716,320

INCREASE IN NET ASSETS FOR THE YEAR	33,897,038

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	364,358,571

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR	$398,255,609

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
1. DESCRIPTION OF THE PLAN
The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.
General — The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.
Administration — The Plan is administered by the Company. The Company’s powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation.
On June 1, 2006, Wachovia Bank, NA acquired Ameriprise Trust Company (collectively, the “Trustee”). Effective April 1, 2007, Wachovia Bank, NA became the new recordkeeper and trustee for the assets of the Plan. The transfer of the assets from Ameriprise Trust Company to Wachovia Bank, NA took place on April 1, 2007. There was a “blackout period” from March 29, 2007 to April 1, 2007 during which time participants were unable to exercise their rights related to the Plan. The Trustee is responsible for the custody of assets.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their account.
Participation and Contributions — All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant’s compensation, and discretionary profit-sharing contributions as determined annually. Until July 1, 2007, matching employer contributions were determined based upon the Company’s earnings per share for the immediately preceding calendar year quarter. Effective July 1, 2007, matching employer contributions are determined based upon the Company’s net income for the preceding calendar year quarter. Through September 2006, except in the case of death, disability, or retirement, a participant had to be employed through the last payroll period of the quarter to receive the Plan’s quarter match. Effective October 2006, the match is made monthly rather than quarterly. As such, a participant must be employed during the last pay period of the month to receive the monthly match.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
The matching employer contribution is updated annually based on the Company’s June 30 fiscal year end and was determined using the following schedule for the calendar year 2007:

	Subsequent Quarter Matching Contribution
	$.25	$.35	$.50	$.75	$1.00
	Quarterly EPS
Quarter Ended 12/31/06	$.35 or less	$.36	$.40	$.44	$.47
Quarter Ended 03/31/07	.44 or less	.45	.49	.53	.55
Quarter Ended 06/30/07	.44 or less	.45	.49	.53	.55
	Quarterly Net Income (expressed in millions)
Quarter Ended 09/30/07	$21.0 or less	$21.1	$22.4	$24.6	$25.5
The employer match on participant contributions was $.50, $.50, $1.00 and $.50 for the four quarters of 2007, respectively, and $1.00 for each of the four quarters of 2006.
Until June 30, 2006, matching employer contributions were made primarily in shares of Applied Industrial Technologies, Inc. common stock. Effective July 1, 2006, employer matching contributions consist of cash which is then used by the plan administrator to purchase Applied Industrial Technologies, Inc. common stock on the open market. Participants that elected to contribute to the Applied Industrial Technologies, Inc. Stock Fund (which purchases shares of Applied Industrial Technologies Inc. common stock) (the “Company Stock Fund”) received an additional 10% bonus match on the participant’s pretax contributions to the Company Stock Fund not in excess of 6% of the participant’s compensation. The bonus match was made primarily in shares of Applied Industrial Technologies, Inc. common stock; as of March 15, 2007, this bonus match was eliminated.
The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing 10 years of service, as more fully described in the Plan document. Profit-sharing contributions are allocated to each participant’s profit-sharing contribution account based upon the ratio of each participant’s total compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions were $6,078,000 and $5,116,000 for the years ended December 31, 2007 and 2006, respectively.
Contributions are excluded from participants’ taxable income until such amounts are received by them as a distribution from the Plan.
The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,000 for both 2007 and 2006.
The Plan provides for rollover contributions (amounts previously distributed to participants from certain other tax-qualified plans) and transfer contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
Investment of Contributions — Participants elect investment of profit-sharing and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. In addition, regardless of age, a participant is able to transfer any portion of their matching contribution account that is invested in the Company Stock Fund into other investment funds under the Plan. This change was effective March 15, 2007 and means that a participant will be able to transfer 100% of their matching contributions from the Company Stock Fund into other investment options under the Plan regardless of age. All such elections are filed with the Trustee and become effective daily.
On May 2, 2006, the Company’s Board of Directors declared a three-for-two stock split of the Company’s common stock. The stock split was effective on June 15, 2006 to shareholders of record on June 1, 2006. All share and per share data have been restated to reflect this three-for-two stock split.
The value of the Company’s common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).
Vesting and Distributions — Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal early retirement as defined in the Plan.
Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. These distributions are limited to participant rollovers, salary deferral and catch-up contributions.
Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $133,787 in 2007 and $76,126 in 2006.
Loans — Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participants’ accounts. Loan terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan’s financial statements. These loans are to be repaid to the Plan in accordance with their original terms. Loans are secured by the balance in the participants’ accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
Plan Termination — The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.
Tax Status of the Plan —The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The amended Plan is dated November 5, 2005 which amends the Plan effective March 1, 2003. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements.
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments — Investments are accounted for at cost on the trade date and are reported in the statement of net assets available for benefits at fair value, except for the investment in a stable value fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund, which is a common collective trust, is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are valued at the outstanding loan balances, which approximate fair value.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
Risks and Uncertainties — In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.
Benefit Payments — Distributions to participants are recorded by the Plan when payments are made.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.
New Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements; it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The impact of SFAS 157 on the Plan’s financial statements has not been determined.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
3. INVESTMENTS
The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

Net assets available for benefits as of December 31, 2007 and 2006 included the following significant investments:

Description of Investment	2007	2006

At fair value:

Applied Industrial Technologies, Inc. Stock Fund (non-participant directed):
Applied Industrial Technologies, Inc. Stock	$109,754,249	$112,336,694
Evergreen Inst Money Market Fund CL I	2,591,239	—
Riversource Money Market Fund	—	3,205,007

Total Applied Industrial Technologies, Inc. Stock Fund	112,345,488	115,541,701

American Fundamental Investors Fund	49,654,808	43,497,095

American EuroPacific Growth Fund	42,997,859	32,948,866

AIT Large-Cap Growth Portfolio:
Vanguard Growth Index Fund	9,919,083	8,689,429
The Hartford Growth Fund	9,634,870	8,429,812
Harbor Capital Appreciation Fund	9,624,489	8,443,455

Total AIT Large-Cap Growth Portfolio	29,178,442	25,562,696

T. Rowe Price Mid-Cap Growth Fund	23,346,174	14,983,998

At contract value:

Riversource Trust Income Fund II	51,623,436	47,319,676

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
4. NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan’s only nonparticipant-directed transactions are contained within the Company Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Company Stock Fund are as follows:

2007
Net Assets:
Applied Industrial Technologies, Inc. Stock	$109,754,249
Evergreen Inst Money Market Fund CL I	2,591,239

Total Net Assets	$112,345,488

Change in Net Assets:
Contributions	$6,769,966
Dividends	2,152,043
Interest	96,626
Net appreciation in fair value	11,626,039
Benefits paid to participants	(6,009,211)
Transfers to participant-directed investments, net	(17,791,344)
Administrative expense	(40,332)

Total Change in Net Assets	$(3,196,213)

5. RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per financial statements	$398,255,609	$364,358,571
Less: Deemed loan activity	(257,075)	(266,406)

Net assets available for benefits per Form 5500	$397,998,534	$364,092,165

The following is a reconciliation of the total increase in net assets per the financial statements to Form 5500 at December 31, 2007:

2007

Total increase in net assets per financial statements	$33,897,038
Change in deemed loan activity	9,331

Total increase in net assets per Form 5500	$33,906,369

******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

( a )	( b )	( c )	( d )		( e )
	Identity of Issuer, Borrower,				Current
	Lessor or Similar Party	Description of Investment	Cost		Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc. Stock	Common Stock - 3,782,003 shares	$43,481,638		$109,754,249
	Evergreen Inst Money Market Fund CL I	Money Market Fund - 2,591,239 shares	2,591,239		2,591,239
	Applied Industrial Technologies, Inc. Stock Fund Total				112,345,488

*	Riversource Trust Income Fund II	Common Collective Trust - 1,848,911 shares	*	*	51,798,054

	American Fundamental Investors Fund (Class A)	Mutual Fund - 1,169,725 shares	*	*	49,654,808

	American EuroPacific Growth Fund (Class A)	Mutual Fund - 845,250 shares	*	*	42,997,859

	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund - 404,824 shares	*	*	23,346,174

	PIMCO Total Return Fund (Admin)	Mutual Fund - 1,725,595 shares	*	*	19,259,363

	Vanguard Asset Allocation Fund (Invs)	Mutual Fund - 461,743 shares	*	*	13,847,660

	William Blair Small Cap Growth (I)	Mutual Fund - 531,996 shares	*	*	12,709,387

	AIT Large-Cap Growth Portfolio:
	Vanguard Growth Index Fund	Mutual Fund - 298,536 shares	*	*	9,919,083
	The Hartford Growth Fund	Mutual Fund - 492,141 shares	*	*	9,634,870
	Harbor Capital Appreciation Fund	Mutual Fund - 257,994 shares	*	*	9,624,489

	AIT Large-Cap Growth Portfolio Total				29,178,442

	American Washington Mutual Investors Fund A	Mutual Fund - 276,220 shares	*	*	9,289,263

*	Participant Loans	Participant loans (with interest rates ranging from 5.00% to 11.50% and maturity dates ranging from January 2008 to July 2027)	*	*	9,111,633

*	Riversource S&P500 Index Fund (Class E)	Mutual Fund - 1,655,018 shares	*	*	8,672,296

	Royce Total Return Fund (Investment)	Mutual Fund - 559,760 shares	*	*	7,237,701

	Wells Fargo Advance Mid-Cap Discipline (Inst)	Mutual Fund - 321,882 shares	*	*	6,308,892

	Western Asset Tr-Core Port Fund (Inst)	Mutual Fund - 100,703 shares	*	*	1,190,539

	Cambiar Opportunity Fund (Institutional Cl)	Mutual Fund - 40,934 shares	*	*	779,385

	Lazard Mid Cap (Institutional)	Mutual Fund - 56,443 shares	*	*	703,283

		Total			$398,430,227

*	Represents a party-in-interest

**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2007

( a )	( b )	( c )	( d )	( f )	( g )	( h )	( i )
						Current Value
				Expense		of Asset on
		Purchase	Selling	Incurred with	Cost of	Transaction
Identity of Party Involved	Description of Asset	Price	Price	Transaction	Asset	Date	Net Gain

Category (iii) — A Series of Transactions in Excess of 5 Percent of Plan Assets

Applied Industrial Technologies, Inc.	Shares of Common Stock	$6,970,936	$—	$9,153	$6,970,936	$6,970,936	$—
		—	21,001,069	27,633	7,319,182	21,001,069	13,654,255

Evergreen Inst Money Market Fund CL I	Money Market Fund	54,577,277	—	—	54,577,277	54,577,277	—
		—	52,322,549	—	52,322,549	52,322,549	—
There were no category i, ii or iv transactions during the year.

EXHIBIT INDEX

Exhibit
No.	Description

23	Consents of Independent Registered Public Accounting Firms